Filed Pursuant To Rule 433

Registration No. 333-278880

March 24, 2025

Kiln Convergence Conference – Regulation Panel

Allison Mangiero: All right, everyone. Thanks again for joining us this afternoon. My name is Allison Mangiero. I am the executive director of the Proof of Stake Alliance at the Crypto Council for Innovation and very excited to be moderating this panel on the regulatory environment, which is much less depressing than panels on the regulatory environment used to be. So, why don't we start with a little bit of background.

Of course, think everyone knows that over the past few years, the digital assets ecosystem has grown exponentially. DeFi has evolved from a niche experiment to a multi-billion dollar ecosystem. Staking has become the corner of many blockchains and offers both participation and economic incentives for participation. But yeah, I'm also a mom and an Italian woman, so I will yell if people keep speaking in the back.

So all of this growth in the digital assets ecosystem has happened against a background of regulatory uncertainty, but that is changing. Over the past few years, we've seen increased scrutiny. So there's been a lot more focus on digital assets, both here in the US and globally. There was a rise in enforcement actions here, many of which, much of that has been done away with in the past two months.

Legislative proposals from the market structure bill that was introduced last year to the stable coin bills that we've already seen introduced already this session, just a lot of movement. And then of course, there's been different approaches taken globally, such as in the EU with the MECA. So there's no shortage of things to discuss. In terms of the reality that we're in, the Trump administration has brought about a tangible shift in the regulatory environment here. And so today we're asking the big question.

Will the US lead? And so excited to have these three experts here to talk us through that. So maybe to kick off, we could just go down the line for brief introductions, starting with Mark.

Mark Wetjen: Thank you, Alice. Great to be here, everyone. Mark Wetjen with the Law firm Dentons. I've been in the crypto space for a little bit of time. First got introduced to the space when I was still working in government at the Commodity Futures Trading Commission back in 2014.

As I said, been involved ever since. So excited for a lot of the very rapid changes we've seen in just the last couple of months.

Rebecca Rettig: I'm Rebecca Rettij. I'm the chief legal officer at Jito Labs. I've been a lawyer in the crypto space for over eight years. So that makes me a legal dinosaur in crypto. I also have unofficially been working on policy issues globally, I think for the past five years, because as a lawyer in the space working with a lot of the developers, I understood the technology and the infrastructure very early. And so I'd get approached by regulators or projects where I would work, where I was working would get approached by regulators to ask like, is this? How does it work? What is DeFi? And so I've had the privilege to work all around the globe, including with international regulators like FATF and the like, to talk about what the technology is and what makes sense from a regulatory perspective.

Craig Salm: Hey everyone, I'm Craig Salm. I'm the chief legal officer at Grayscale Investments. Grayscale is the world's largest crypto asset manager. I joined a little over seven years ago and I was actually recounting a story of my first day at Grayscale to somebody earlier today. This is January 15th, 2018. I walk into the office and CNBC is on a big screen and the chyron says, Bitcoin bloodbath, crypto crash. And I was thinking to myself, oh my God, what have I done? But I did not have that actual thought. And Bitcoin went from 20,000 to 10,000 about at that time. And so it's been really exciting to see how far we've come since then.

Allison Mangiero: All right, thanks. So maybe just to kick off a question for all of you, and we can just go down the line. A lot has happened in the past six months. What do you think have been the two key developments in shaping regulatory policy here in the US that you've seen in the past six months? Maybe Mark, starting with you.

Mark Wetjen: Yeah. It's hard not to even think about or focus on things done even the last two months as we talked about. But if we're asked to look back even further time, the election was huge, obviously. And so that led to where we are today. The decision or the interpretive guidance issued by the Comptroller of Currency, just in the last couple of weeks, that's a very, very big deal. used to be - The message to the banks by the regulator was, no, you shall not do this unless you seek permission and go through some elaborate explanation as to why you should be allowed. And, just,

Rebecca Rettig: permission was never granted - to be clear, to be clear

Mark Wetjen: Exactly. And no one was allowed into the regulatory perimeter, so to speak. And that's been completely turned upside down. So that's that's an enormous shift right there. Lozlo and I were talking before the panel - the decision by the SEC to proactively exclude meme coins. And not all meme coins are necessarily gonna be excluded. So you have to look at the guidance carefully and look at the facts and circumstances as they say. But I tried to research this over the weekend. I'm not aware of any instance when the SEC has proactively said something is outside of their jurisdiction, certainly not in this space. And the last time they've issued any sort of guidance related to whether a token or a crypto asset is a security was during the first Trump administration. And even in that instance, you had the Dow report and then you had the CorpFin statement that was released. I think that was in 2018 and 19. Even there, it wasn't as definitively clear that certain things were or were not investment contracts. So to broadly say that all of these meme coins that meet the these facts and circumstances are outside the perimeter, that's a huge, huge development. And it's not as though meme coins are necessarily the most important asset per se, right? But for the agency to provide that kind of clarity and say something is out and excluded in honor of the jurisdiction is a very, very big deal. And then the last thing I'll mention before letting others speak, the policy to me is not as important here, but the two votes in the Senate. So forget about the House, okay?

The House blows with the wind. We know that it's important. It's one of the two chambers, but where you really have to focus your attention is on the Senate and what's going on there. Because if it doesn't pass the Senate, it's not becoming law. The vote on the Senate floor two or three weeks ago now, where they repealed this IRS reporting rule that would have applied to defy platform. 18 Senate Democrats voted in favor of that. So the idea that 18 Democrats would have voted for anything in the Senate three or four months ago is unfathomable. And so suddenly, with the change in the election, the aggressiveness, I would say, by the industry and being politically engaged and politically involved has led to that. And the other vote I wanted to point out was the vote just this last week in the Senate Banking Committee. So it's only a committee vote, not the full Senate. But again, five Senate Democrats voted in favor. The other thing is...

Rebecca Rettig: Stable coin legislation.

Mark Wetjen: Right - And the other thing interesting there, five Democrats.

Four of them were freshmen, in those same four, were all representing minority communities. And so that's an interesting to take a look at. And those four just went through an election cycle. And so they were feeling the populace and the electorate. And they're also feeling the pressure probably from the industry to some extent. And I'm sure a lot of them were supported by the industry, frankly. But all of which is to say, it's just an --

I've been in Washington for 20 years. I've never seen a political sea change like this in such a quick amount of time. It's extraordinary.

Allison Mangiero: Rebecca, would you add anything to add there, or agree?

Rebecca Rettig: Yeah, I think if we're talking about what the most impactful things over the last six months would be, and I'd maybe extend it a little bit, I think the advent and the substantial funding of the Fair Shake Political Action Committee is probably one of the most important, the most important policy occurrences in the last, let's say, year.

Without Fairshake, I don't think we would have seen a lot of the types of votes in the general sentiment change. For better or worse in the United States, money does speak in the political system. So understanding that crypto was a very powerful lobby and a very powerful industry think really helped with the sea change and the sentiment change. Obviously the change in administration did too, but Fairshake was also super fundamental in making sure that turned over as well. So I think we can't overlook fair shake. That was the industry itself really advocating for itself. And I think it's really important. Most industries have done that in the United States when they wanted something important from a regulatory perspective. So we have to definitely applaud all the people who put fair shake together and funded it and ran it. I think the other thing that's really important is not just sort of one picking one type of thing that has happened, but I think the...the crypto task force at the SEC is a completely new type of entity.

We had FinHub, which put out that guidance that Mark referenced in 2019. And that was a very long sort of 80 or 78 multi-factor test, which did not, I think, give us a lot of guidance. look, in fairness to the old SEC, there's been, let's say, four or five years now where there's been a lot of case law that's been developed and a lot of scholarship that's come out, both from the industry and otherwise, about how to think about the securities laws. But the crypto task force and its import cannot be understated because they really, the come in and talk to us, let's say not come in and register, but the come in and talk to us sentiment is real.

And Jito Labs was the first, I would say, member of industry. There were a number of trade organizations that went in before us, but we were the first industry player to go in and meet with the task force. And we did have that moment where we thought, like, should we be doing this right before we opened the door to walk in? We all sort of looked at each other. But it was a really amazing meeting. I would encourage any of you who have something you want to talk about with the SEC to go in. They are super tech savvy. These are not people who just learned about crypto yesterday. They've clearly been doing it on their own time, their own dime probably over a number of years.

So they were very, very knowledgeable on the tech side. We had deep conversations about how different types of liquid seeking tokens work. And they're really open to giving you directional guidance or telling you what's going to happen next. And I think the fact that they actually have a list of everyone they've met with and require you to either give them a memo or an agenda or something that they can post publicly about what you spoke to them about really goes to the sunlight is the best disinfectant and they clearly want to have a 180 degree vibe shift for lack of a better word. And so I think they're doing a great job in that. So I think those are two really important policy developments over the last six months.

Craig Salm: Yeah, I think, oh, go ahead.

Mark Wetjen: Well, I'll just say one PS on that. Hester Peirce, she's running the crypto task force. She's one of the commissioners.

She's coordinating all this with the incoming chair. So that's the other thing that's notable here is all the work as was being explained here, all that work is gonna endure. It's not gonna get reversed or changed or what have you after the incoming chair comes in.

Allison Mangiero: Right, and the right people I think are sitting on the task work with her. Like you had Landon Zinda who was at Coin Center on the Hill before this. Taylor Adelig, Taylor Asher. These are all people who, as Rebecca said, know the tech, know it come from industry, know industry very well.

You can have really substantive, thoughtful conversations, not to say that you can't have those on the Hill because I think a lot of those folks want to learn, but it's incredibly important.

Craig Salm: Yeah. I think Mark and Rebecca had really the right answers rather than adding a different concept I can just build upon what you guys were saying. In terms of fair shake - So there was an article that came out last year that I think was intended to be a hit piece on the crypto community doing political giving, but it actually really highlighted how influential and effective the crypto industry has become.

Craig Salm: I actually know some of the numbers offhand because I was rereading it recently. But I think when the study was done in November, $120 million from crypto companies had been given to various political campaigns of the 42 primary races that they were contributing to, 37 cases, their candidate won. They represented more than half of all political giving last year and are number two just behind the fossil fuel industry for total corporate giving since the Citizens United case in 2010, which made it legal for companies to do political giving. So that really shows how effective the crypto industry has become. Obviously, President Trump on the campaign trail saying he wants to make the US the crypto capital of the planet. And we're seeing that those were not just words. Those are two executive orders. One undoing the Biden executive order on crypto that was really focused on consumer protection, which is obviously important.

But with Trump, there's a lot of focus on competitiveness, American leadership, fostering innovation. It developed this working group of key regulators that are now researching things like the Strategic Bitcoin Reserve that was announced through another executive order along with Digital Asset Stockpile. The fact that these are real things happening is just something that I don't think any of us could have predicted would come so soon. And then completely agree the SEC Crypto Task Force is extremely important and valuable and a huge change from the regulation by enforcement that was happening over the industry for the last at least four years, but even going back into the Clinton administration when the strategy was not suing market participants, but suing protocol teams, which was very direct under Gensler. There was a really a better strategy if you are against the industry of going after the market participants, the exchanges, the brokers and dealers that are trading a lot of assets. So you're not just making targeted approaches. I don’t think anyone from Davis Polk is here, but we use them a lot for our work and they put out this article in November of last year of seven things the new SEC could do that would really help the industry on day one. And they've effectively nailed all of those things. So one of them was pausing or settling all of the open cases. You're seeing a lot of news around that every week. Repealing Saab 121, they put out Saab 122, which repealed that. Getting rid of the exchange rule that would have pulled in DeFi in a very unreasonable way, effectively banning DeFi protocols from being able to exist. That's done.

Revisiting the investment contract framework, which is what the task force is doing with their request for information. There are seven on there, I'd probably named five, but completely agree that the deal is the big ticket items that have happened over the last six months that are really completely changing the narrative and producing a of positive tailwinds for the whole industry.

Allison Mangiero: Yeah, so we've seen a lot of, I guess positive forward movement very quickly. think one of the things that the industry has asked for years is in regulatory clarity, whatever that means. And so I guess question for you, Mark, do you think that we already have what we need in the existing frameworks and the securities and commodities laws, or do we need bespoke laws for digital assets and crypto in order to move forward?

Mark Wetjen: I would say yes and no. Yes, in the sense that if you just focus on markets and maybe leaving DeFi out of it for just a second. A lot of what these marketplace operators do, it's the same thing that marketplace operators do in traditional assets. And so on one hand, there's really no reason to treat them differently. And the best approach would seem, try to maintain fairness, try to maintain a relatively level competitive playing field for exchanges involved in both asset classes. And then tailor appropriately if you need to based on the asset class.

The other reason why that's important is because I think we probably will all anticipate that at least at the exchange level, the crypto native exchanges are going to move into traditional assets and vice versa. So that's the other reason why it actually makes sense to treat them pretty similarly. And I think that's largely what we're seeing happen. You basically see that reflected in FIT21. You basically see that reflected in the MECA legislation in Europe. There's another jurisdiction I've been spending a little bit of time in lately, and that's Australia, and we're expecting it to happen there as well. They recently issued a rulemaking that would treat crypto assets as a financial instrument, which treats them the same way as other financial instruments would be treated, including markets that trade those assets. So that generally makes sense, but obviously you got to do the fine tailoring that I described. The one other thing I would add though, and this is especially true in the US, I think where it needs to diverge, not just for crypto, but for any exchange allowing the trade of any assets.

Especially at the SEC, the framework, it's embedded in the framework, I should say, is this vastly overly intermediated market structure, which is just not necessary today. And so many of the challenges I think that the SEC staff encounter, especially over the last four years, but even further back, Because the way they look at it is, how do we fit this into what we understand and know? And what we understand and know is this regulatory regime that has all this intermediation, which a lot of which is just not necessary anymore, because so many of the functions and services can be collapsed into one entity. So I think that has to be one element that has to be addressed in something like FIT21 or some variation of that that hopefully gets passed to the next couple of years.

Rebecca Rettig: I think the difference when you're looking at overseas jurisdictions is that they usually only have one financial regulator. Australia does, the UK does. Even when you looked at some of what the UK put out under their prior regime, it made a lot of sense. It was going to be centralized, no pun intended, with one regulator. They all sort of knew what to do. They have very specific financial assets. I think the difference here is you have so many different regulators.

They all want to touch crypto in many different ways, including through the traditional financial institutions like you're talking about. And so I think the other reason why in some ways what we have may be enough but also is not is one, the intermediation part, right? The CFTC, which you know much better than I do, assumes intermediation exists in every single financial arrangement. So I think that's the tricky part of it. And I think the other part is the CFTC does not currently have the authority to regulate spot markets. So for what crypto is classified as today, let's put the securities question to the side. Back in 2015, actually, Tim Massad, who does not get enough credit for having put this out there, classified all crypto assets as commodities through an enforcement order called ‘coin flip’. Were you there then? you there?

Mark Wetjen: 2015, yes. So yeah.

Rebecca Rettig: So if you're just trading crypto, that's spot. And the CFTC doesn't oversee it except for fraud, like having fraud authority. So you do need something else, or you just say, all crypto can trade on unregulated exchanges, which probably for consumer protection purposes is not the best. But I think to what Mark was saying is like, we do know how to have rules around centralized intermediaries, so we can apply those once we have a framework in place.

Craig Salm: Yeah. And there's this open question, which is one of the questions that hopefully gets answered from legislation is how do you classify the assets as commodities, securities, something else? But when you're talking about the secondary markets, the financial intermediation, which is custodianship, exchanging, trading, there's nothing about Bitcoin being a commodity and some other crypto asset, which is security. I'm not going to name specific ones, but maybe like a real world asset, for instance. There's nothing about one being a commodity, the other being a security, that changes anything about the experience of trading them on a centralized exchange or a decentralized exchange or custodying them or doing anything else with them. It's all just the same technology and the same rails. So it doesn't really make sense to think about certain crypto assets are commodities and therefore regulated in this way, at least talking about the secondary markets and then other security tokens are regulated this way and trade in that way. I think just acknowledging that important commonality can help with approaching regulation of crypto in a first principles basis rather than assuming, well, in traditional finance, we separate all of those activities. Therefore in crypto, we also have to separate those activities. It's a chance to start from first principles and get to a more efficient place.

Mark Wetjen: There's actually, it's not why they use only a couple of exchanges have done it. They had just focusing on market operators. Today, if you're a CFTC registered exchange, you can what's called notice register with the SEC so that you can list certain products. I think that concept needs to be expanded substantially in FIT 21, where you allow the exchanges to sort of pick their primary regulator, but identify themselves or reveal themselves, so to speak, to the other regulator and then have both agencies together, oversee what you do. But your day-to-day supervision would just come from one. So you have some semblance of a single regulator. It's not perfect, but we don't live in a perfect world. And I just don't think having something that's perfectly bespoke for the crypto asset industry is just not going to happen. I we've already seen that by virtue of the fact that FIT21 was introduced, acknowledging that there are two regulators. I thought maybe after the election for a few weeks there, maybe there could be a chance of whether it's FIT21 or something else actually merging the agencies and I was hearing a lot of chatter from people who were having conversations with folks in Mar-a-Lago that the Doge community was looking at that carefully too. But I haven't heard much about that since. So it seems like maybe that ship has sailed, but who knows?

Craig Salm: Turning two regulators into one sounds very efficient. Doge could.

Rebecca Rettig: And it's like all the other, you know, having one financial regulator in so.

Allison Mangiero: Maybe talking, talk a little about centralized exchanges and some of those, you know, market actors, but DeFi continuously seems to be put in a different bucket where they say, oh, we'll deal with DeFi later. Rebecca is someone who kind of literally wrote the paper on this. So what do you see as some of the regulatory gaps in the DeFi space? And what do you think is the best framework that we can operate from in terms of addressing those?

Rebecca Rettig: Yeah. So even on the DeFi front, I'd say there have been big changes maybe in the last month or two. I think there was this long, very painful process where everybody wanted to figure out how we define decentralization to determine whether some things really DeFi or not. And no regulators could agree, industry couldn't agree, everyone had different factors. And I think the nice thing is that the industry is coalescing around idea of control right now, like, which makes sense. also goes, hearkens back to Trab-Fi principles of, do you have the ability to affect third party assets? And if you do, then you have..certain regulatory obligations. It doesn't necessarily mean you're a traditional financial institution, but you should take something on. I think the regulatory gaps are going to be things like, well, if you hold admin keys, what type of regulation would you even possibly be subject to? And if you only have an emergency key, what does that mean versus something else? I think the questions around DeFi are much more intricate, much more difficult. I do think that there is an appetite now to pause a little bit in terms of whether and how we'd scope anything into market structure, fit scoped it out. And we see this scope creep though, even in the new stablecoin draft, there's this discussion of facilitating trading in stablecoins, which is meant to capture DeFi front ends, or certainly does capture DeFi front ends. And you're gonna be able to see that, I think, in a lot of the other legislation that comes through. So I think coalescing and pushing this idea of control.

When we think about DeFi versus something that is much more decentralized like the Uniswap protocol itself. I think the other thing that doesn't get talked about a lot, but Allison and I have talked about it, I think in the DeFi context and others do, is we're seeing still this ongoing, I think, backdoor regulation of DeFi through the DOJ and a lot of the cases that they're pursuing, including the tornado cache developers, there are a number of investigations going on that are looking as to whether DeFi constitutes illegal money transmission. So that's still going on and we haven't seen relief from those types of cases either. But hopefully there will be a greater sea change in some legislation coming in that at least gives clarity on all of these issues one way or the other.

Craig Salm: Yeah, I think DeFi is the sector within crypto that's been most hampered by the lack of regulatory clarity. And just as an example, you have a lot of these tokens that are just pure governance tokens. There's no economics rights attached to them. And a lot of the reason for that is because protocol teams are very worried about if they turned on a fee switch or did something beyond just pure voting governance tokens, then they would get an enforcement action. And now that you're seeing more engagement around guidance and rulemaking from the SEC, I feel like there's a really big opportunity for those DeFi protocols to expand their offerings and become a lot more interesting and valuable. So, I think that's a sector to really pay attention to as more regulatory clarity comes.

Rebecca Rettig: Yeah, and I think one of the things we always talked about in DeFi is like, well, once we have regulatory clarity, the institutions will come. And I think even something like today and everything going on during DAS week makes it clear that at least there is not going to be as much of a proactive crackdown when it comes to engagement with crypto generally and even with respect to DeFi. And so I think the other thing that's going to help is that institutions have already shown more interest in talking to or about DeFi and learning more about the sort of deep technical part of the infrastructure and what that means. And I think people have long talked about DeFi being the sort of structural backend because it's more efficient, it's 24-7 and things like that. So I do think both centralized actors like the exchanges and more traditional players will start thinking about how to plug into DeFi. You know, people always say in a compliant way, I never know what that necessarily means.

Yeah, yeah. But I think there's a lot that's been built to date that will help facilitate those kinds of things.

Mark Wetjen: Well, I think the biggest issue in my mind, I don't know if you guys agree, but it's the national security issues and the AML KYC requirements. And there are ways, I think, to address that. But my sense, and maybe had discussions more recently with folks on the Hill about this, I don't know that there's a wide understanding on Capitol Hill about how those issues can be solved And that was a thread or a theme of a lot of --

Rebecca Rettig: I wrote a paper to help them! A four page paper!

Mark Wetjen: Well, I don't know-- I'm not denying that. I'm just saying I I'm not sure how - No offense. I'm not sure how widely read that has been just yet.

Rebecca Rettig: Yes, yes. I don't know.

Mark Wetjen: So more people need to read it. No, but I think that's probably the question mark in a lot of people's mind, particularly up in Congress is like, how do we how do we address that? And just last weekend with the stable point legislation, having not so much to do with define necessarily But a lot of the amendments that were offered had to do with this very issue and concerns reflected in those amendments about how to make sure the national security interests are gonna be taken care of. And one of the ways to do that is through these traditional KYC AML inquiries.

Rebecca Rettig: It's feels ‘foreign refrain’.

Craig Salm: Yeah, and just on that topic, obviously with the innovation of crypto and blockchains, there comes new kinds of risks. And one of the common ones is the assets aren't being intermediated through a bank, which the government has deputized to be their release of illegal transactions, then how do know that there's not a lot of bad activity happening? Grayscale has a broker dealer and an RIA. And so we think a lot about the Bank Secrecy Act and our AMO and KYC obligations. And when we're talking to regulators, they're sometimes surprised to learn that, you you're doing the typical customer due diligence when you're sourcing tokens. But on top of that, you can also do blockchain analytics to add an additional layer of diligence using various firms out there. So it's really an extra layer of protection that you can implement. It's a different kind of risk, but I think it's important to help educate regulators around those possibilities to show that you can account for illicit activity and all the things that traditional banks would be doing.

Rebecca Rettig: My controversial take for this panel is that if you were actually going to dig down and see who has better BSA compliance, whether it be centralized crypto actors or traditional banks, I'd say centralized crypto actors have better BSA compliance.

Mark Wetjen: Yeah, I agree with that. mean, working with some of the centralized exchanges, they have top notch state of the art surveillance programs and email KYC checks in a way that the traditional exchanges just don't have.

Craig Salm: And there's concerns around like, you know, personal privacy and sovereignty that the crypto people are not happy about. But as the centralized actors, you know, we have to follow the regulations.

Rebecca Rettig: Yeah. And I think on your, the national security point, by the way, is as important in this administration as it was in the last one, if not more. I think to your point, the technology is still so misunderstood. So everyone's like, well, let's just like have validators do KYC and trying to find someone to do the BSA compliance. And I think there are much better, probably more effective ways to actually combat illicit financial activity in these decentralized systems and what everybody's working on right now.

30:25

Allison Mangiero: So there's some, we often talk about, guess, what crypto can learn from TradFi, but maybe in this case, TradFi can actually learn something from crypto.

Rebecca Rettig: I mean, I think the problem is these banks are so big.

Allison Mangiero: Right.

Rebecca Rettig: Like if you think about what happened at TD Bank, which is my favorite thing to bring up because it happened so recently and it was so traumatic because it was like either right before, right after I testified in front of Congress and I got hammered on the illicit finance question for DeFi, I was like, but TD Bank. So I think they're just, the scope is so big and maybe the crypto, the centralized crypto actors will have to face that. I think, and Mark may be able to speak to this better than I can, but like, I think that it's so hard, right? The TD Bank thing, was just like somebody in a branch and then it's scoped out to other branches and the branches weren't talking to each other. So I don't know. I think that's, that may be very hard to put together long-term.

Mark Wetjen: I think it's another example and you could see it in other industries outside of finance, know, human error can always often be the chief culprit, right? And so to your point with the crypto native exchanges, they're using state-of-the-art tools and software to meet their obligations. The issue of TD banks seems to have been a human failure, multiple human failures, perhaps.

Allison Mangiero: So we talked a little bit about now, traditional finance, DeFi, we have to talk about staking or a Kiln Conference. I still think for all of the, you, you had the Kraken settlement, the Coinbase case, a lot is going on in terms of staking as a service, how you define staking as a service, you know, especially here in the US, it seems like the tide is beginning to turn a little bit there. So I think questions like for those of us who are focusing on staking policy and doing a lot of this education, Rebecca, I'll come to you on this first. You know, what do you think the opportunities are in terms of both explaining protocol staking and then some of the newer models like liquid staking or even restaking and what that engagement looks like in this current environment.

Rebecca Rettig: I think, and I know you have this experience too, the SEC is really interested in designating between the different types of staking, right? Staking as a service, direct staking, liquid staking, delegated staking, and they're working diligently on figuring out exactly how to parse those apart and give guidance on that. So I would assume we will see something along those lines from the SEC too that will help, I think, the industry move forward in a productive way, whether something is more securities-like versus less. And I think we need to be doing that with institutions too. And I think, I know Craig and Grayscale is working on that generally both from the regulatory perspective. So I'll turn it over to

Craig Salm: Yeah. So we manage the largest Ethereum ETP franchise in the world between our ETHE product and our ETH product. And when we were working with the SEC on having those Ethereum ETPs launch, all the issuers were unfortunately told that you cannot stake in these products. It was just an issue that the commission was not yet ready to allow for these products, which is extremely unfortunate because staking is very important to the security of a protocol. And it also means that a significant amount of value is being kept from U.S. investors that are in those products.

They represent billions of dollars of value and the staking rate on the Ethereum protocol was like 3 percent-ish. So it's real money we're talking about. And we were very excited to see as a part of the Crypto Task Force Request for Information that they're asking questions around how can staking be allowed in these products. In Canada, in parts of Europe where you have Ethereum and other proof of stake protocol ETPs, they're all staking. And so those are showing that these products can work, trade at NAV with tight spreads, do all the things you would expect from an ETP. So we're looking forward to seeing progress there because it's a really huge amount of value that has yet to be unlocked for US investors in these products.

Rebecca Rettig: I do think the thing we don't talk about enough with respect to staking, but I think is maybe one of the biggest regulatory barriers is tax, which is sort of hard to say just in general because we could probably do days on it and nobody really wants to talk about it.

But I think all sorts of staking, whether it's liquid staking or staking with any TPs or staking as a service to figure out what the tax consequences really are still remains unclear. And I don't think we'll actually see guidance from the IRS. I think people are trying, but I think given the resource constraints there, may be the hardest thing. So we're going to just have to take some flyers potentially. resources now then. Yes, for sure. fewer resources. Yeah, exactly. And so I think that we'll we will have to at least figure out what we want to do or what positions the industry wants to take and be able to move forward once we have regulatory clarity from the SEC or something.

Allison Mangiero: I mean, I would say tax and also structuring because a lot of when we talk about even with the ETT apps and the removal of staking from AS1s, I think a lot of it, yes, there has to be changes at the SEC and we're seeing some forward movement there, but also just in terms of structuring these things and what changes there would need to be to the grant or trust model or.

Craig Salm: Don't need to get into Grantor Trust. I don't know if we have enough time.

Allison Mangiero: Exactly. But anyway, there's a lot of sexy topics we could get into if people are interested later. I think knowing that we're coming up on time for you soon for some final takeaways here, we'll just kind of go rapid fire down the line. If you could propose one regulatory reform that would most benefit the crypto industry, what would it be? And maybe we'll start, we'll start that way and we'll come down this way.

Craig Salm: I'll give the lame answer. I think what the task force is doing is exactly the right thing to be doing. They put out, you know, dozens of items that they want industry and academics and other key stakeholders to come in and talk to them about. And I just don't think we can ask for anything better than that. And they're also moving at a pace that we're just not used to a regulator moving at. It just goes to show how important they view these issues. And the fact that we now actually have the opportunity to get things done after years of just lack of engagement, regulation by enforcement instead of regulation by guidance and rulemaking, which you really think is the right approach. So not a direct answer, but.

Rebecca Rettig: I liked it. It was good. It gave me an idea too to think of good answer. I think that Treasury should hold a roundtable with industry and come up with certain illicit finance fixes as it relates to both the centralized actors in the space. Because if you actually look at what those statistics say, the Financial Action Task Force, which is the international illicit finance regulator, and the US has a spot there as does most countries all around the world, they say that the non-compliant exchanges are actually the places where the highest amount, and those are overseas, the highest amount of illicit financial activity happens.

I can say even just from like, obviously the Bybit hack was very problematic from a national security perspective, but a lot of these hacks get cleared out through the overseas exchanges. So we need a fix on that. And then we need a fix where we don't have people proposing that validators do KYC all the time. So I think small round table at Treasury, which I actually think is quite possible having engaged with people there and coming up with certain fixes that either will come in through stable coin legislation or market structure and figuring out where to put those pieces in will be really important.

Mark Wetjen: My thought is more of a strategic one for the industry. And we've seen how swiftly the agencies have been able to issue guidance and guidelines and things of that sort. And in this moment of euphoria, it's probably easy to forget that in three and a years time, it could just as easily be changed. So I think the importance here is staying focused on the legislation. And the stable coin legislation is important. I actually think the market structure bill is way more important. And I think the trick there is don't let the perfect be the enemy of the good. If there's consensus around some key ideas to address market structure, get behind it and pass it. Because if that bill passes, it's going to be way more difficult for regulators to change their mind if the if the political winds start to blow in a different direction again so that that's the thing that I that I would encourage the industry to think about and, and uh, frankly, it's it's a little bit of a worry not, not something I lose too much sleep over right now, but It's an issue

Allison Mangiero: Its that short-term ism. So I think this final question and building on that I think oh, it's your point about there being generally for you right now if you're actually looking at the landscape in terms of the regulatory environment in the US for the next, let's say, year or two, I know you said stay focused on market structure, stable points, we've even heard that they're gonna try to get those done before August recess, believe it when I see it, we'll see. What do you think is the actual likelihood that we see lasting change? And what do you think is the, I guess, what we're likely to see in the next year to two years?

Mark Wetjen: Yeah, it seems like stable coin legislation has a high degree of likelihood, probably well north of 50%. Market structure legislation, I'm guessing is closer to 50, but hopefully, and I do believe slightly above 50%. That's how I see it at the moment. Market structure is harder. Yeah, the harder questions, it's all there. Unless, like I said, people decide we're just going to dispense with these issues that we can't come to consensus on right now and live to fight another day.

Rebecca Rettig: We're going to see immense lasting change regardless of what gets passed and what doesn't because the opening up of the markets right now is some of it is euphoria, but people are building at such a rapid clip. Somebody said this to me and I agree. We're seeing a fork right now between serious people who want to build serious things and finally have the opportunity to do it in a way where they are unfettered by constant fear. I use, as a lawyer, I used to say like, part of the cost of doing business is expecting an SEC subpoena and like, it's gonna be part of your business. So just expect for that and plan it. And we used to, you know, put reserves aside and things like that. And so being able to build in a responsible way where they're actually going to be consumers for your products is gonna create change regardless of what we codify. I agree with what you said, that it's important and we need it for lasting change. But I think the clip of building is beyond what I've ever seen and I've been around for a long time.

Craig Salm: Yeah. I've kind of a hot take about the legislation. Market structure specifically. I don't think this is the right answer, but given that all of these high profile cases have been dropped, does all of industry still want legislation? Or, are they better off with the status quo without legislation? Now, I don't agree with that because I do think long term, you need legislation to block things.

Mark Wetjen: They can all do what they need to do right now.

Craig Salm: Right.

Mark Wetjen: Without it. I guess the counter is on the preemption side.

Rebecca Rettig: State's running.

Mark Wetjen: Are they better off just having one regulator versus 48 or however many they have to pay at the state level?

Rebecca Rettig: I think a state legislator. something like over 200 bills, I think, have been introduced this already.

Craig Salm: Yeah. so with legislation, I think the real concern is that it's not done in a thoughtful way. It gets passed that allows crypto to end up causing some big issue years from now. And the way the pendulum of regulation is very far in the crypto industry's direction now, it could swing the other way if something really bad happens and then you get new regulation on top of that. And there's actually precedent for this in the 2000s with something called the Commodity Futures Modernization Act, where you had a new kind of financial technology that regulation was created around it to allow for free markets and fostering innovation. And a decade later, you had the global financial crisis and credit default swaps, which were part of that innovation in the early 2000s were blamed for that. And as a result, you got the Dodd-Frank Act, which swung regulation hard in the other direction. And so I think the concern is that any legislation being worked on now for crypto could result in some bad event that creates a crypto Dodd-Frank kind of bill. So that to me is a an issue that we think about too.

Allison Mangiero: All right, well, I think we're out of time. So with that, please join me in thanking our panelists.

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